VIA EDGAR, FACSIMILE AND UPS EXPRESS

May 29, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Humana Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 25, 2008 File No. 001-05975

Dear Mr. Rosenberg:

Set forth below are the responses of Humana Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter (the “Comment Letter”) dated May 19, 2008, with respect to the Company’s Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”). For the reasons explained below, we do not believe that the matters raised by the Staff warrant an amendment to our 2007 Form 10-K. In the discussion below, for illustrative purposes we are providing the Staff with our suggested disclosures in future filings as if we had included these disclosures in our 2007 Form 10-K. To ease your review, we have repeated the Staff’s comments below in italicized print and followed each comment with our response.

* * *

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Our Products Marketed to Government Segment Members and Beneficiaries, page 4

Comment 1.

Please revise your description of your agreement with the Department of Veteran Affairs in connection with Project HERO (Healthcare Effectiveness through Resource Optimization) to provide a description of the material terms of this agreement, including, but not limited to any payment provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, if you are substantially dependent on this agreement, please file a copy of this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you do not believe you are substantially dependent on this agreement, please provide us with an analysis supporting your determination.

Humana Inc. - Letter to the

Securities and Exchange Commission

May 29, 2008

Response 1.

We are not substantially dependent on this agreement. We expect revenues for 2008 to approximate $200 million, or about 0.7% of our consolidated revenues. We believe our existing disclosure serves to update investors as to changes in the nature of the customers serviced by our military services business. To address the matters raised by the Staff, we propose making the following disclosure in future Form 10-K filings.

“We participate in a demonstration project known as Project HERO (Healthcare Effectiveness through Resource Optimization), under a contract with the Department of Veterans Affairs, or VA, to support healthcare delivery to veterans. Under this contract, we arrange health care not available within the VA health care delivery system through our network of providers for veterans. We are compensated by the VA for the cost of our providers’ services at a specified contractual amount per service plus an additional administrative fee for each transaction. The contract, which began on January 1, 2008, is comprised of one base period and four one-year option periods subject to renewals at the federal government’s option. For the year ended December 31, 2008, revenues under this VA contract were approximately $0.2 billion, or less than 1% of our total premiums and ASO fees.”

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Benefit Expense Recognition, page 52

Comment 2.

You disclose on page 54 that “claim reserve balances at December 31, 2006 ultimately settled during 2007 for $242.9 million less than the amounts originally estimated.” Your disclosure regarding this change in estimate appears to address only the change in favorable development from year to year and not the entire change in estimate recorded. Please revise your disclosure to discuss the reason for favorable development and quantify the change in estimate by line of business for each year presented. Disclose any specific changes in your significant assumptions, such as trend factors or completion factors, as a result of favorable development each year.

Response 2.

We propose making the following disclosure in future Form 10-K filings. We believe this additional disclosure would address the matters raised by the Staff as to the reasons for the change in estimate.

“The following table summarizes the changes in estimate for incurred claims related to prior years attributable to our key assumptions. As previously described, our key assumptions consist of trend and completion factors estimated using an assumption of moderately adverse conditions. The amounts below represent the difference between our original estimates and the actual benefit expenses ultimately incurred as determined from subsequent claim payments.

Humana Inc. - Letter to the

Securities and Exchange Commission

May 29, 2008

	Favorable Development by Changes in Key Assumptions
	2007		2006		2005
	Amount	Factor Change	Amount	Factor Change	Amount	Factor Change
Trend factors	$(124,957)	(4.3)%	$(136,457)	(6.4)%	$(72,484)	(3.8)%
Completion factors	(63,985)	0.8%	(42,541)	0.7%	(384)	—%
Medicare Part D reconciliation	(53,980)	n/a	—	n/a	—	n/a

Total	$(242,922)		$(178,998)		$(72,868)

As summarized in the table above, the majority of the favorable development resulted from trend factors for the most recent three months ultimately being lower than originally estimated for each of the years presented. Several factors drove the actual trend factors lower than the originally estimated trends:

•	Utilization of hospital and physician services ultimately was lower than our original estimates for both our Commercial and Medicare lines of business.

•

Hurricanes in Florida and Louisiana during the second half of 2005 ultimately resulted in the utilization of health care services being less than historical trend levels for the last several months of 2005, particularly in our Commercial business in the affected areas. This resulted in a larger trend factor variance in 2006 versus the other years presented.

•	Rapid growth in our Medicare private fee-for-service product in new geographic areas resulted in more limited historical information from which to base trend rate estimates.

Additionally, actual completion factors ultimately were higher than our original completion factors used to establish reserves at December 31, 2006 and 2005, which were based upon historical patterns. This increase in completion factor percentage primarily resulted from a shortening of the cycle time associated with provider claim submissions and changes in claim payment and recovery patterns associated with outsourcing claims processing functions for our Medicare private fee-for-service product.

Finally, first-year Medicare Part D enrollment and eligibility issues during 2006 led to actual claim settlements with other health plans and various state governments during 2007 for amounts less than originally estimated. Similar adjustments in the future are not expected to be as significant due to a lower volume of new enrollees and improvements in the program’s enrollment process in 2007 and subsequent years.

We have adjusted for the favorable historical trend and completion factor experience together with our knowledge of recent events that may impact current trends and completion factors when establishing our reserves at December 31, 2007. However, based on our historical experience, it is reasonably likely that our actual trend and completion factors may vary from the factors used in our December 31, 2007 estimates. Any variances are expected to be within the ranges previously presented in our sensitivity analysis table.”

Humana Inc. - Letter to the

Securities and Exchange Commission

May 29, 2008

Comment 3.

Please revise your disclosure to quantify the amount of changes in estimates for the TRICARE contract. Discuss the specific changes in your assumptions that resulted in the adjustment to benefit expense for changes in estimates.

Response 3.

Our TRICARE contract contains provisions whereby the federal government bears a substantial portion of the risk of financing health benefits. The federal government both reimburses us for our cost of providing health benefits and bears responsibility for 80% of any variance from the annual target health care cost and actual health care cost as more fully described in our revenue recognition critical accounting policy for our military services contract beginning on page 57. Therefore, the impact on our income from operations from changes in estimate for TRICARE benefits payable is reduced substantially by corresponding adjustments to revenues. The net impact of changes in estimates for our TRICARE contract was immaterial for the periods presented. We propose making the following disclosure in future Form 10-K filings. We believe this additional disclosure would address the matters raised by the Staff as to changes in estimates for the TRICARE contract.

“Our TRICARE contract contains provisions whereby the federal government bears a substantial portion of the risk of financing health benefits. The federal government both reimburses us for our cost of providing health benefits and bears responsibility for 80% of any variance from the annual target health care cost and actual health care cost as more fully described beginning on page 57. Therefore, the impact on our income from operations from changes in estimate for TRICARE benefits payable is reduced substantially by corresponding adjustments to revenues. The net increase to income from operations as determined retrospectively, after giving consideration to claim development occurring in the current period, was approximately $1.0 million each for 2006 and 2005. The impact from changes in estimates for 2007 is not yet determinable as the amount of prior period development recorded in 2008 will change as our December 31, 2007 benefits payable estimate develops throughout 2008.”

* * *

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Humana Inc. - Letter to the

Securities and Exchange Commission

May 29, 2008

We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921, or James H. Bloem, our Senior Vice President and Chief Financial Officer, at (502) 580-1599.

Very truly yours,

/S/ STEVEN E. MCCULLEY

Steven E. McCulley

Vice President and Controller

Principal Accounting Officer

cc:	Dana Hartz